Exhibit 99.1

NovaBridge Reports Full Year 2025 Financial Results and Provides Business Update

•
Successful transformation to global biotech platform with two mid-stage potential best-in-class/first-in-class programs, givastomig and VIS-101, with compelling proof-of-concept data
•
Givastomig, a potential best-in-class/first-in-class Claudin 18.2-directed bispecific antibody for gastric cancer, has shown robust and durable responses with broad CLDN18.2 activity, favorable safety, as well as potential eligibility for FDA’s Accelerated Approval Pathway with potential initiation of a registrational Phase 3 trial as early as Q4 2026
•
VIS-101, a potential best-in-class VEGF-A X ANG-2 inhibitor for wet-AMD, produced rapid, robust and durable responses in treatment naïve wet-AMD patients, and is poised to begin Phase 2b studies in H2 2026
•
Expanded, world-class Board of Directors and Executive Team in place to drive growth
•
Strong financial position with $210.8 million of cash as of December 31, 2025, expected to support operations through 2028

ROCKVILLE, MD, April 7, 2026 – NovaBridge Biosciences (Nasdaq: NBP) (“NovaBridge” or the “Company”), a global biotechnology platform company committed to accelerating access to innovative medicines, today announced financial results for the full year ended December 31, 2025, and highlighted recent pipeline progress and business updates for its two lead investigational programs, givastomig (Phase 2, directed to gastric cancer), and VIS-101 (Phase 2, targeting wet age-related macular degeneration, or wet AMD).

“2025 was a consequential year for NovaBridge, with our successful transformation to a global biotech platform. The accelerated momentum that we have experienced over the last quarter – marked by compelling proof-of-concept data for our two potential class-leading, blockbuster product candidates, givastomig and VIS-101 -- serves as strong validation of our strategy,” said Fu Wei, Executive Chairman of the Board of NovaBridge. “With the expansion of NovaBridge’s Board of Directors and the executive leadership team of both NovaBridge and our Visara subsidiary, I believe we have the experience to execute on our 2026 milestones and the next phase of growth. We remain steadfast in our commitment to bring innovative medicines to the global community and create value for our investors.”

“Compelling clinical results from the last quarter have reinforced the class-leading potential for givastomig and VIS-101 and meaningfully de-risked their clinical paths forward. For givastomig, the FDA confirmed potential eligibility for an Accelerated Approval pathway at a productive Type B meeting, following robust potential best-in-class Phase 1b efficacy and favorable overall tolerability results. At the same time, VIS-101 continues to advance in wet AMD following its successful Phase 2a readout showing rapid, robust, durable and potential best-in-class responses,” said Sean Fu, PhD, MBA, Chief Executive Officer of NovaBridge. “We are building on these outstanding achievements to initiate next-stage studies for both programs this year, bringing them one step closer to commercialization and to patients in need.”

Pipeline Overview and Potential Upcoming Milestones

NovaBridge’s late-stage potential class-leading pipeline is led by givastomig for the treatment of gastric cancer, and VIS-101 for the care of wet AMD:

Givastomig Update

Givastomig, a bispecific CLDN18.2 X 4-1BB antibody targeting Claudin 18.2-positive (CLDN 18.2+) tumor cells, is being developed for the treatment of first line (1L) metastatic gastric cancer. Currently, there are approximately 180,0001 patients diagnosed with 1L gastric cancer in the US/EU5 and Japan, among which, approximately 105,0002,3 cases are Her2-/CLDN18.2 positive.

NovaBridge reported positive Phase 1b dose expansion data in January 2026 demonstrating:

•
Robust efficacy, with 75% objective response rate (n=52 evaluable subjects, 50/50 at 8 mg/kg or 12 mg/kg)
•
Responses observed across a range of PD-L1 and CLDN18.2 expression levels
•
Durable responses with 16.9-month median progression free survival (n=53 evaluable subjects, 50/50 at 8 mg/kg or 12 mg/kg)
•
Good overall tolerability in combination with immunochemotherapy, without dose dependent toxicity

Givastomig has broad potential in gastric cancer and other CLDN18.2+ tumors such as pancreatic ductal adenocarcinoma and biliary tract cancer.

In March 2026, NovaBridge reported givastomig’s potential eligibility for an Accelerated Approval Pathway in 1L Her2-, CLDN18.2+, PD-L1+ patients with gastroesophageal carcinoma.

Upcoming Givastomig Milestones:

•
2026: Medical meeting presentation of Phase 1b combination gastric cancer data
•
YE 2026: Potential to begin Accelerated Approval Pathway Phase 3 study as early as YE 2026

VIS-101 Update and Upcoming Milestones

VIS-101, a dual purpose-designed VEGF-A X ANG-2 inhibitor, is being developed for wet AMD, estimated to affect more than 20 million people globally4.

Visara reported positive Phase 2a data in February 2026 demonstrating:

•
Good safety and tolerability
•
Rapid, robust and durable treatment responses
o
Mean BCVA >10 ETDRS letters
o
Mean CST 100 - 150 um
o
Potentially best-in-class durability with:
▪
~two thirds of patients retreatment free at four months
▪
~half of patients retreatment free at six months

VIS-101 has broad potential in retinal vascular diseases including wet AMD, diabetic macular edema (DME) and retinal vein occlusion (RVO), which, together, affect more than 57 million people globally4.

Upcoming VIS-101 Milestones:

•
H2 2026: Initiate Phase 2b program in wet-AMD
•
2027: Initiate global Phase 3 program

2025 Selected Corporate Development Highlights:

Executive Appointments:

•
Emmett T. Cunningham, Jr., MD, PhD, MPH, Vice-Chairman of the NovaBridge Board of Directors, and Founder and Executive Chairman, Visara
•
Kyler Lei, MSc, Chief Financial Officer of NovaBridge
•
Expansion of the NovaBridge Board of Directors, with the appointments of Robert Lenz, MD, PhD; Xin Liu, MEng, MFin; Sean Cao, PhD, MBA; Emmett T. Cunningham, Jr., MD, PhD, MPH; and Ian Woo, MA, MBA, with:
o
Appointments of Dr. Lenz (Chairman), Dr. Cunningham, and Dr. Cao to the NovaBridge Research and Development Committee
o
Appointment of Ken Takeshita, MD to the NovaBridge Scientific Advisory Board

•
Buildout of the Visara Executive Team with the appointment of Cadmus Rich, MD, MBA, as Chief Medical Officer, and formation of the:
o
Visara Scientific Advisory Board, with the appointment of Carlos Quezada-Ruiz, MD, FASRS (Chairman)

Strategic Business Development Transactions:

•
NovaBridge: Strategic transformation to a global biotech platform to advance high-value therapeutic assets through its “hub-and-spoke” model
•
Bridge Health: Acquisition of rights and patent filings related to multiple bispecific antibodies and antibody drug conjugates, based on the parental antibody used in givastomig-related antibodies
•
Visara, Inc: Formation of NovaBridge’s first “spoke”, executed through a series of collaborative agreements, including completion of a Series A Financing and partnerships with AskGene and Everest Medicines, related to worldwide rights for VIS-101 outside of Greater China and certain other countries in Asia

Full Year 2025 Financial Results

Cash Position

As of December 31, 2025, the Company had cash, cash equivalents, and short-term investments of $210.8 million. The Company’s current cash position is expected to support operations through 2028.

Shares Outstanding

As of December 31, 2025, the Company had 265,377,891 ordinary shares issued and outstanding, representing the equivalent of 115,381,692 ADSs, assuming the conversion of all ordinary shares into ADSs.

Research & Development Expenses

Research and development (R&D) expenses were $62.9 million for the year ended December 31, 2025, compared to $21.8 million for the year ended December 31, 2024, an increase of $41.1 million primarily attributable to the recognition of in-process R&D (IPR&D) expenses related to the acquisition of VIS-101 through the Visara transaction and the Bridge Health asset acquisition, partially offset by reimbursements recognized under an existing collaboration agreement with ABL Bio Inc. (ABL Bio) and lower employee benefit and compensation expenses resulting from a lower headcount.

Administrative Expenses

Administrative expenses were $31.4 million for the year ended December 31, 2025, compared to $29.7 million for the year ended December 31, 2024, an increase of $1.7 million. The increase was primarily attributable to a higher employee share-based compensation expense related to the market and service-based awards, as well as an increased professional service expenses in the current period, partially offset by lower legal expenses and reduced employee benefit and compensation expenses resulting from a lower headcount. The employee share-based compensation expense during the year ended December 31, 2024 included forfeitures in connection with the divestiture of our Greater China assets and business operations.

Interest Income

Interest income was $7.6 million for the year ended December 31, 2025, compared to $7.5 million for the year ended December 31, 2024. The increase was primarily attributable to slightly higher average investable cash balances.

Other Income (Expenses), Net

Other expenses, net were $1.7 million for the year ended December 31, 2025, compared to $4.7 million for the year ended December 31, 2024. The change was primarily attributable to the settlement of repurchase obligations associated with the TJ Biopharma redemptions in the prior period, smaller impacts from foreign exchange losses recognized in 2025, and recognition of an accumulated gain associated with the available-for-sale-debt securities, partially offset by the changes in the fair value and extinguishment of put-right liabilities, as well as fair value changes in our equity securities.

Equity in Loss of Affiliates

Equity in loss of affiliates was zero for the year ended December 31, 2025, compared to $1.0 million for the year ended December 31, 2024. The decrease was driven by no further recognition of allocated losses from our unconsolidated investee, as the investee no longer qualified for equity method accounting

Net Loss from Continuing Operations

Net loss from continuing operations was $88.3 million for the year ended December 31, 2025, compared to $49.7 million for the year ended December 31, 2024. Net loss per share from continuing operations attributable to ordinary shareholders was $(0.21) for the year ended December 31, 2025 compared to $(0.27) for the year ended December 31, 2024.

Gain (Loss) from Discontinued Operations

Net loss from discontinued operations was zero for the year ended December 31, 2025, compared to a net gain of $27.5 million for the year ended December 31, 2024.

Net Loss Attributable to Redeemable Noncontrolling Interests

Net loss attributable to redeemable Noncontrolling Interests (“NCI”) was $42.1 million for the year ended December 31, 2025, compared to $0.0 million for the year ended December 31, 2024. The loss represents the allocation of the operating losses incurred by our subsidiary Visara for the year ended December 31, 2025 to noncontrolling interests based on the liquidation preferences associated with the Series A Subscription Agreement. The allocation reduced the carrying value of the redeemable NCI to zero in our consolidated balance sheets as of December 31, 2025. There was no noncontrolling interest for the year ended December 31, 2024.

Net Loss attributable to NovaBridge

Net loss attributable to NovaBridge was $46.3 million for the year ended December 31, 2025, compared to $22.2 million for the year ended December 31, 2024. Net loss per share attributable to ordinary shareholders was $(0.21) for the year ended December 31, 2025 compared to $(0.12) for the year ended December 31, 2024.

About Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific CLDN 18.2 X 4-1BB antibody targeting Claudin 18.2 (CLDN18.2)-positive (CLDN 18.2+) tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for potential treatment of gastric cancer and other Claudin 18.2+ gastrointestinal malignancies. In Phase 1 trials, givastomig has shown promising anti-tumor activity attributable to a potential synergistic effect of the proximal interaction between CLDN18.2 on tumor cells and 4-1BB on T cells in the tumor microenvironment, while minimizing toxicities commonly seen with other 4-1BB agents.

Givastomig is being jointly developed through a global partnership with ABL Bio, in which NovaBridge is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.

About VIS-101

VIS-101 (also known as ASKG712 or AM712), purpose-designed to be best-in-class, is a dual VEGF-A X ANG-2 inhibitor in development for the treatment of retinal vascular diseases, such as wet age-related macular degeneration (wet AMD), diabetic macular edema (DME) and retinal vein occlusion (RVO), which, together, affect more than 57 million people globally4. VIS-101’s bispecific, tetravalent design format provides more binding sites and increased VEGF-A and ANG-2 affinity, for rapid, robust and class-leading durable responses. VIS-101 has completed initial safety and dose-escalation studies in both the US and China and a randomized, dose-ranging 2a study in China (NCT05456828). VIS-101 is expected to advance to a dose-determining Phase 2b study in 2026, with initiation of the global Phase 3 program in 2027.

NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101 outside of greater China and certain countries in Asia.

Source information:

1.
Markets include U.S., five E.U. countries, and Japan in 2025 based on Data Monitor Biomed Tracker, based on 1L treatment
2.
HER2-negative status of 78%. Van Cutsem E, Bang YJ, Feng-Yi F, et al. HER-2 screening data from ToGA: targeting HER2 in gastric and gastroesophageal junction cancer. Gastric Cancer 2015;18(3):476-84
3.
CLDN18.2 positive status of ~70%. Kohei Shitara, et al, 2023 ASCO Annual Meeting (June 2-6), poster #4035
4.
Invest Ophthalmol Vis Sci. 2021 Nov 24; 62 (14): 26. doi: 10.1167/iovs.62.14.26

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. The Company combines deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential first-in-class and best-in-class, Claudin 18.2 X 4-1BB bispecific antibody, and VIS-101, purpose-designed to be a best-in-class dual VEGF-A X ANG-2 inhibitor.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The product candidate is being evaluated in a global, randomized Phase 2 study, following the recent announcement of positive topline results from a Phase 1b, multi-center, open label study in first line gastric cancer. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more rapid, robust and durable treatment responses for patients with retinal vascular diseases including wet age-related macular degeneration, diabetic macular edema, and retinal vein occlusion. VIS-101 has completed a randomized, dose-ranging Phase 2a study for wet AMD and expects to initiate a dose-determining Phase 2b study in H2 2026. NovaBridge is the majority shareholder of Visara, Inc., and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s expectations regarding its cash runway; the strategy, clinical development, plans, results, safety and efficacy for givastomig, VIS-101 and its other drug candidates; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig, VIS-101, ragistomig, and uliledlimab; anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval or eligibility for or achievement of Accelerated Approval Pathway; the content and timing of decisions made by the relevant regulatory authorities, including the FDA, regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; the impact of macroeconomic conditions, including inflation, tariffs, volatile interest rates, regulatory uncertainty, potential government shutdowns, volatility in the capital markets, and regional and other global events, including ongoing armed conflicts in different regions of the world; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 7, 2026 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579
pkelleher@lifesciadvisors.com
IR@imabbio.com

NovaBridge Biosciences

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(All amounts in thousands, except for share data, unless otherwise noted)

	As of December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$210,632	$68,263
Short-term investments	210	105,135
Prepayments and other receivables	6,678	3,295
Total current assets	217,520	176,693
Property, equipment and software	140	201
Operating lease right-of-use assets	2,809	3,597
Investments at fair value, available-for-sale debt securities (amortized cost of $0 and $38,727, respectively)	—	30,824
Investments at fair value, equity securities	37,241	—
Other non-current assets	2,812	1,365
Total assets	$260,522	$212,680

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables (including amounts with related parties of $1,131 and $0, respectively)	$16,823	$7,532
Other current liabilities	9,180	106
Operating lease liabilities, current	891	816
Total current liabilities	26,894	8,454
Operating lease liabilities, non-current	2,176	3,066
Other non-current liabilities	511	—
Total liabilities	29,581	11,520

Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of December 31, 2025 and 2024; 265,377,891 and 187,452,495 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	27	19
Treasury stock	(5,042)	(6,225)
Additional paid-in capital	1,526,718	1,460,021
Accumulated other comprehensive income	41,546	33,384
Accumulated deficit	(1,332,308)	(1,286,039)
Total shareholders’ equity	230,941	201,160
Total liabilities and shareholders’ equity	$260,522	$212,680

NovaBridge Biosciences

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Revenues
Licensing and collaboration revenue	$—	$—	$632
Total revenues	—	—	632
Expenses
Research and development expenses (including amounts with related parties of $47,071, $0, and $0, respectively)	(62,905)	(21,770)	(21,448)
Administrative expenses (including amounts with related parties of $2,600, $239, and $0, respectively)	(31,364)	(29,656)	(28,160)
Impairment of goodwill	—	—	(23,041)
Total expenses	(94,269)	(51,426)	(72,649)
Loss from operations	(94,269)	(51,426)	(72,017)
Interest income	7,611	7,486	9,294
Other expenses, net	(1,682)	(4,718)	(8,090)
Equity in loss of affiliates	—	(1,038)	(11,404)
Loss from continuing operations before income tax expense	(88,340)	(49,696)	(82,217)
Income tax expense	—	—	—
Loss from continuing operations	$(88,340)	$(49,696)	$(82,217)

Discontinued operations:
Loss from operations of discontinued operations	$—	$(6,898)	$(125,512)
Income tax expense	—	—	—
Gain on sale of discontinued operations	—	34,364	—
Gain (loss) from discontinued operations	$—	$27,466	$(125,512)

Net loss	$(88,340)	$(22,230)	$(207,729)
Net loss attributable to redeemable noncontrolling interests	(42,071)	—	—
Net loss attributable to NovaBridge	$(46,269)	$(22,230)	$(207,729)

Comprehensive income (loss):
Net loss	$(88,340)	$(22,230)	$(207,729)
Unrealized gain (loss) on available-for-sale debt securities, net of tax	11,580	(8,168)	—
Reclassification of accumulated gains on available-for-sale debt securities to earnings	(3,412)	—	—
Foreign currency translation adjustments, net of tax	(6)	1,781	5,605
Total other comprehensive loss	$(80,178)	$(28,617)	$(202,124)
Comprehensive loss attributable to redeemable noncontrolling interests	(42,071)	—	—
Comprehensive loss attributable to NovaBridge	$(38,107)	$(28,617)	$(202,124)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	220,258,932	186,728,372	191,423,850
Net loss per share from continuing operations attributable to NovaBridge - basic and diluted	$(0.21)	$(0.27)	$(0.43)
Net gain (loss) per share from discontinued operations - basic and diluted	$—	$0.15	$(0.66)
Net loss per share attributable to NovaBridge - basic and diluted	$(0.21)	$(0.12)	$(1.09)

Net loss per ADS attributable to NovaBridge from continuing operations - basic and diluted	$(0.48)	$(0.61)	$(0.99)
Net gain (loss) per ADS from discontinued operations - basic and diluted	$—	$0.34	$(1.51)
Net loss per share attributable to NovaBridge - basic and diluted	$(0.48)	$(0.27)	$(2.50)

NovaBridge Biosciences

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, unless otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net loss	$(88,340)	$(22,230)	$(207,729)
Less: net gain (loss) from discontinued operations	—	27,466	(125,512)
Net loss from continuing operations	(88,340)	(49,696)	(82,217)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations
Share-based compensation	5,974	(1,949)	10,239
Change in fair value and extinguishment of put right liabilities	—	(13,852)	1,118
Equity in loss of affiliates	—	1,038	11,404
Depreciation of property, equipment and software	68	261	475
Impairment of goodwill	—	—	23,041
Settlement of TJ Biopharma repurchase obligations	—	12,388	—
Amortization of right-of-use assets	788	717	586
Impairment of fixed assets	—	1,246	—
(Gain) loss on disposal of property and equipment	16	(11)	—
Change in fair value of short-term and other investments	—	—	(221)
Fair value of acquired IPR&D asset expensed to R&D costs, net cash paid	42,071	—	—
Recognition of accumulated gain associated with available-for-sale debt securities	(3,412)	—	—
Change in fair value of equity securities	5,164	—	—
Changes in operating assets and liabilities
Prepayments and other receivables	(703)	(1,904)	28
Accruals and other payables	18,081	(213)	(35,681)
Other non-current liabilities	512	(106)	(894)
Operating lease liability, net	(816)	(588)	(575)
Net cash used in operating activities from continuing operations	(20,597)	(52,669)	(72,697)
Cash flows from investing activities
Proceeds from disposal of short-term and other investments	154,885	109,834	85,000
Purchase of short-term and other investments	(49,960)	(194,748)	(100,000)
Purchase of available-for-sale debt securities	—	(51,115)	—
Purchase of property, equipment and software	(7)	(48)	(164)
Proceeds from disposal of property and equipment	47	62	—
Net cash generated from (used in) investing activities from continuing operations	104,965	(136,015)	(15,164)
Cash flows from financing activities
Proceeds from underwritten offering, net	61,714	—	—
Payments of deferred offering costs	(4,189)	—	—
Payment for stock repurchases	—	(335)	(8,644)
Proceeds from exercise of stock options	200	—	407
Net cash generated from (used in) financing activities from continuing operations	$57,725	$(335)	$(8,237)

NovaBridge Biosciences

Consolidated Statements of Cash Flows (Continued)

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, unless otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Discontinued operations:
Net cash used in operating activities	$—	$(27,498)	$(109,791)
Net cash (used in) generated from investing activities	—	(22,289)	26,077
Net cash (used in) generated from financing activities	—	(4,171)	9,911
Net cash used in discontinued operations	—	(53,958)	(73,803)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	276	573	5,197
Net increase (decrease) in cash and cash equivalents	142,369	(242,404)	(164,704)

Cash and cash equivalents, beginning of year	68,263	310,667	475,371
Cash and cash equivalents, end of year	$210,632	$68,263	$310,667

Additional ASC 842 supplemental disclosures
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$1,011	$805	$739
Right-of-use assets obtained in exchange for operating lease obligations	$—	$282	$1,426
Non-cash activities
Accrued acquisition costs and deferred payments associated with Bridge Health acquisition	$2,375	$—	$—
Unrealized gain (loss) on available-for-sale debt securities	$11,580	$(8,168)	$—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:
Cash and cash equivalents	$210,632	$68,263	$291,506
Cash and cash equivalents in current assets of discontinued operations	—	—	10,843
Restricted cash in non-current assets of discontinued operations	—	—	8,318
Total cash and cash equivalents and restricted cash	$210,632	$68,263	$310,667

NovaBridge Biosciences

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2025, 2024 and 2023

(All amounts in thousands, except for share data, unless otherwise noted)

						Accumulated
	Ordinary share					other
	($0.0001 par value)		Treasury stock		Additional	comprehensive		Total
	Number of		Number of		paid-in	income	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	(loss)	deficit	equity
Balance as of December 31, 2022	192,532,460	$19	(1,652,541)	$(3,006)	$1,442,714	$34,166	$(1,056,080)	$417,813
Foreign currency translation adjustments	—	—	—	—	—	5,605	—	5,605
Net loss	—	—	—	—	—	—	(207,729)	(207,729)
Share-based compensation	—	—	—	—	27,348	—	—	27,348
Exercise of stock options	280,568	—	126,874	120	287	—	—	407
Issuance of ordinary shares for RSUs	1,260,701	—	3,722,394	3,523	(3,523)	—	—	—
Repurchase of shares	—	—	(10,656,794)	(8,644)	—	—	—	(8,644)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate	—	—		—	7,784	—	—	7,784
Balance as of December 31, 2023	194,073,729	$19	(8,460,067)	$(8,007)	$1,474,610	$39,771	$(1,263,809)	$242,584

Balance as of December 31, 2023	194,073,729	$19	(8,460,067)	$(8,007)	$1,474,610	$39,771	$(1,263,809)	$242,584
Foreign currency translation adjustments	—	—	—	—	—	1,781	—	1,781
Net loss	—	—	—	—	—	—	(22,230)	(22,230)
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(8,168)	—	(8,168)
Share-based compensation	—	—	—	—	(13,510)	—	—	(13,510)
Issuance of ordinary shares for RSUs	—	—	2,252,047	2,117	(2,117)	—	—	—
Repurchase of shares	—	—	(413,214)	(335)	—	—	—	(335)
Proportionate share of share-based compensation expenses recorded in an equity method affiliate	—	—	—	—	1,038	—	—	1,038
Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160

Balance as of December 31, 2024	194,073,729	$19	(6,621,234)	$(6,225)	$1,460,021	$33,384	$(1,286,039)	$201,160
Foreign currency translation adjustments	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	(46,269)	(46,269)
Unrealized gain on available-for-sale debt securities	—	—	—	—	—	11,580	—	11,580
Reclassification of accumulated gains on available-for-sale debt securities to earnings	—	—	—	—	—	(3,412)	—	(3,412)
Share-based compensation	—	—	—	—	5,974	—	—	5,974
Issuance of ordinary shares in underwritten offering, net of expenses	76,666,659	8	—	—	61,706	—	—	61,714
Exercise of stock options	—	—	347,843	327	(127)	—	—	200
Issuance of ordinary shares for RSUs	—	—	910,894	856	(856)	—	—	—
Balance as of December 31, 2025	270,740,388	$27	(5,362,497)	$(5,042)	$1,526,718	$41,546	$(1,332,308)	$230,941